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13014660

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SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-50032~~ 8-68458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MicroVentures Marketplace, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5918 West Courtyard, Suite 525
(No. and Street)

Austin	Texas	78730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Clark — (512) 275-6165
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/12/13

OATH OR AFFIRMATION

I, William Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MicroVentures Marketplace, Inc.**, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

C. LARSEN
Notary Public, State of Texas
My Commission Expires
September 14, 2015

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

MICROVENTURES MARKETPLACE, INC.
Index to Financial Statements and Supplemental Schedule
December 31, 2012

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
MicroVentures Marketplace, Inc.:

Report on the Financial Statements
We have audited the accompanying financial statements of MicroVentures Marketplace, Inc., (the "Company") which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes to the financial statements you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MicroVentures Marketplace, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 25, 2013

MICROVENTURES MARKETPLACE, INC.
Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 499,205
Investment, fair value	14,000
Property and equipment, net	326
Other assets	16,627
TOTAL ASSETS	$ 530,158
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 31,416
	31,416
Stockholders' equity:	
Common stock, 2,500,000 shares authorized with $0.01 par value, 1,278,430 issued and outstanding	12,784
Additional paid-in capital	1,053,664
Retained deficit	(567,706)
Total stockholders' equity	498,742
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 530,158

See notes to financial statements and independent auditors' report.

MICROVENTURES MARKETPLACE, INC.
Statement of Operations
For the Year Ended December 31, 2012

REVENUES:		
Commission income	$	546,799
Due diligence fees		12,420
Reimbursement income		38,878
Interest earned		7
Total Revenues		598,104
EXPENSES:		
Salaries and wages		503,544
Professional and legal fees		159,585
Marketing and advertising		83,930
Technology fees		58,477
Bank and escrow charges		47,488
Regulatory fees and expenses		38,937
Travel		13,603
Occupancy and equipment costs		11,717
Communications		8,380
Other expenses		26,901
Total Expenses		952,562
LOSS BEFORE INCOME TAXES		(354,458)
Income tax expense		-
NET LOSS	$	(354,458)

See notes to financial statements and independent auditors' report.

MICROVENTURES MARKETPLACE, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2012

	Shares	Preferred Series A Stock	Shares	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balances at December 31, 2011	-	$ -	$ 1,105,919	$ 11,059	$ 310,451	$ (213,248)	$ 108,262
Issuance of common stock	-	-	107,303	1,073	450,427	-	451,500
Issuance of restricted stock	-	-	53,333	533	239,467	-	240,000
Issuance of advisory stock	-	-	11,875	119	53,319	-	53,438
Net loss	-	-	-	-	-	(354,458)	(354,458)
Balances at December 31, 2012	-	$ -	1,278,430	$ 12,784	$ 1,053,664	$ (567,706)	$ 498,742

See notes to financial statements and independent auditors' report.

MICROVENTURES MARKETPLACE, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(354,458)
Adjustments to reconcile net loss to cash used in operating activities:		
Depreciation		217
Stock compensation expense		293,438
Change in operating assets and liabilities:		
Purchases of investments		(14,000)
Other assets		(8,358)
Accounts payable and accrued expenses		17,137
Cash used in operating activities		(66,024)
Cash flows from financing activities:		
Issuance of common stock		451,500
Cash provided by financing activities		451,500
Net increase in cash		385,476
Cash and cash equivalents at beginning of year		113,729
Cash and cash equivalents at end of year	$	499,205
Supplemental disclosures of cash flow information:		
Cash paid for:		
Income taxes	$	-
Interest	$	-
Supplemental disclosures of non-cash financing activities:		
Issuance of restricted stock	$	240,000
Issuance of advisory stock	$	53,438

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

MicroVentures Marketplace, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing a web based market place for companies seeking equity capital through an exempt offering and accredited investors to facilitate transactions.

In 2011, the Company had a 10-for-1 split of its common stock. The stock split increased the number of issued and outstanding shares of common stock as of December 31, 2011. Fractional shares were rounded up to the nearest whole number. The stock split affected all of the holders of common stock uniformly. All common stock share information in this report has been restated to reflect retrospective application of the stock split, except the number of authorized shares, which were not affected by the stock split. As part of the stock split, the par value was changed to $0.0001 per share. During 2012, the par value of the common stock was changed to $0.01 per share.

Note 2 - Liquidity and Capital Resources

The Company has experienced operating net losses in the current year. The Company has a net capital requirement of $250,000 and net capital of $467,789 at December 31, 2012.

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the market and the securities industry. At December 31, 2012, the Company has $499,205 in cash and cash equivalents and working capital of $481,789. The Company's management believes that it can operate over the next 12 months and expects to be successful in maintaining sufficient working capital and the minimum net capital requirement and will manage operations commensurate with its level of working capital.

Note 3 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 3 - Significant Accounting Policies (continued)

Revenue Recognition
Commission and due diligence fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and accrued expenses.

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Income Taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2009.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2012, the Company has no Texas margin tax obligation.

Note 3 - Significant Accounting Policies (continued)

Management Review
The Company has evaluated subsequent events through February 25, 2013, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The Company established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of December 31, 2012:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Partnership	$ -	$ -	$ 14,000	$ 14,000
Total investments	$ -	$ -	$ 14,000	$ 14,000

Note 4 - Fair Value Measurements (continued)

The table below presents reconciliation for all investments measured and recognized at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2012. All Level 3 instruments presented in the table were carried at fair value.

The changes in assets measured using significant unobservable inputs for the year ended December 31, 2012:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance at December 31, 2011	$ -
Purchase of investment	14,000
Balance at December 31, 2012	$ 14,000

The estimated fair value of Level 3 investments was determined by the Company in accordance with its investment policy. Estimated fair value is determined by the Company based on a number of factors, including the costs of investments to the Company, and the current and projected operating performance. Changes in unrealized appreciation or depreciation of the investments are recognized as unrealized gains and losses in the statement of operations. Because of the inherent uncertainty of these valuations, the estimated values may differ from the actual fair values that may or may not be ultimately realized.

Note 5 - Property and Equipment

Property and equipment consists of the following at December 31, 2012:

Computers and equipment	$ 652
Subtotal	652
Less accumulated depreciation	(326)
Total	$ 326

Depreciation expense for the year ended December 31, 2012 was $217.

Note 6 - Commitments and Contingencies

The Company subleases certain office space on a month-to-month basis. Total rent expense under the leases was $11,500 for the year ended December 31, 2012. In December 2012, the Company entered into a lease for one of its office spaces under a non-cancelable operating lease which requires regular monthly payments over a two-year lease term.

Future minimum lease commitments under non-cancelable operating leases at December 31 are as follows:

2013	$ 45,000
2014	45,000
Total minimum lease payments	$ 90,000

Note 6 - Commitments and Contingencies (continued)

Litigation
The Company from time to time incurs legal fees related to potential contingencies and claims by customers. However, at December 31, 2012, there were no significant outstanding legal actions or claims against the Company.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 7 - Preferred Stock

In May 2012, the Company amended its Articles of Incorporation and authorized 500,000 shares of preferred stock with a par value of $0.01 per share, of which 100,000 shares were designated as Series A convertible preferred stock ("Series A").

The Series A preferred stock has the following characteristics:

Dividends
The holders of the preferred stock are entitled to receive dividends when and as declared by the board of directors and out of funds legally available. No dividends or other distributions shall be made with respect to the common stock holders until all declared dividends on the preferred stock shares have been paid. Through December 31, 2012, no dividends had been declared or paid by the Company.

Liquidation Preference
In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the then-outstanding Series A preferred stock, shall be entitled to receive, prior and in preference to the holders of common stock. Series A preferred stock shall receive the greater of the Series A original issue price of $2.20 per share, plus all declared and unpaid dividends or such amount per share as would have been payable had each share of Series A been converted into common stock ($4.50 per share at December 31, 2012).

Voting
In general, the holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Conversion
Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time.

At December 31, 2012, all preferred stock is convertible at one common share for each preferred share and is subject to adjustment in accordance with anti-dilution provisions contained in the Company's articles of incorporation. Conversion is automatic immediately upon either (a) the closing of the sale of shares of common stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933; or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding Series A.

Note 8 - Common Stock

At December 31, 2012, the Company has authorized 2,500,000 shares of common stock, of which 1,278,430 are issued and outstanding. The Company has reserved common stock for issuance upon the conversion of the authorized and issued preferred stock, common stock options and common stock warrants as follows:

Series A preferred stock available for issuance	100,000
Preferred stock available for issuance	400,000
Common stock outstanding	1,278,430
	1,778,430

During 2012, the Company issued 53,333 shares of common stock to the President with a fair market value of $4.50 per share. The Company recorded $240,000 in compensation expense which is recorded in the statement of operations for the year ended December 31, 2012. The Company also agreed to issue 53,333 shares of common stock to the President in 2013 and 2014.

During 2012, the Company issued 11,875 shares of common stock to advisors of the Company. These shares have a fair market value of $4.50 per share. The Company recorded $53,438 in consulting expense which is recorded in the statement of operations for the year ended December 31, 2012.

Note 9 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at December 31, 2012 are as follows:

Deferred tax assets (liabilities):		
Depreciable assets	$	(29)
Net operating loss carryover		191,053
Total net deferred tax assets		191,024
Less valuation allowance		(191,024)
	$	-

The Company has established valuation allowances equal to the total gross deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance increased by $119,544 during the year ended December 31, 2012.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 34%	$	(120,516)
Other		972
Change in valuation allowance		119,544
Income tax provision (benefit)	$	-

Note 9 - Income Taxes (continued)

As of December 31, 2012, the Company had federal net operating loss carryforwards of approximately $562,000, which will expire in varying amounts beginning in 2030, if not utilized. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years.

Note 10 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital and net capital requirements of $467,789 and $250,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.07 to 1.

MICROVENTURES MARKETPLACE, INC.
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2012

Total stockholders' equity qualified for net capital	$	498,742
Deductions and/or charges		
Non-allowable assets:		
Property and equipment		326
Other assets		16,627
Total deductions and/or charges		16,953
Net capital before haircuts on securities		481,789
Haircuts on securities		14,000
Net capital	$	467,789
Aggregate indebtedness		
Accounts payable and accrued expenses	$	31,416
Total aggregate indebtedness	$	31,416
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	217,789
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	167,789
Ratio of aggregate indebtedness to net capital		0.07 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 21, 2013	$	475,173
Audit adjustments:		
Net effect of audit adjustments on net capital		7,384
Net capital per audit	$	467,789

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
MicroVentures Marketplace, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of MicroVentures Marketplace, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. The Company did not record certain equity compensation expenses in its general ledger using generally accepted accounting principles as of December 31, 2012. The overall effect of these entries was an increase of net loss of approximately $301,000. These entries are properly reflected on the financial statements as of December 31, 2012.

These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 25, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 25, 2013

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of MicroVentures Marketplace, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by MicroVentures Marketplace, Inc.and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MicroVentures Marketplace, Inc.'s compliance with the applicable instructions of the Form SIPC-7. MicroVentures Marketplace, Inc.'s management is responsible for the MicroVentures Marketplace, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

February 25, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068458 FINRA DEC
MICROVENTURE MARKETPLACE INC 18*18
5918 W COURTYARD DR STE 525
AUSTIN TX 78730-5040

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,495.26

B. Less payment made with SIPC-6 filed (**exclude interest**) (626)
6/5/12 + 10/23/12
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 869

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 869

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 869

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MicroVenture Marketplace Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 2013.

President + CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 598,104

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 598,104

2e. General Assessment @ .0025 $ 1,495.26

(to page 1, line 2.A.)